Filed Pursuant to Rule 433

Registration Statement No. 333-260703

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 8, 2023 and Prospectus dated November 3, 2021)

November 8, 2023

US$750,000,000 6.820% Subordinated Notes due 2033

Subject, upon the occurrence of a Non-Viability Trigger Event, to Conversion or possible Write-off, as more fully described in the Preliminary Prospectus Supplement dated November 8, 2023 (the “Preliminary Prospectus Supplement”) and the Prospectus dated November 3, 2021 (the “Prospectus”)

US$750,000,000 6.820% Subordinated Notes due 2033 (the “notes”)

Issuer:	Westpac Banking Corporation (ABN 33 007 457 141)
Principal Amount:	US$750,000,000
Expected Instrument Ratings*:	Baa1 (hyb) / BBB+ / A- (Moody’s / S&P Global Ratings / Fitch)*
Legal Format:	SEC Registered Global Notes
Trade Date:	November 8, 2023
Issue Date:	November 17, 2023 (T+7)
Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next four succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.
Maturity Date:	November 17, 2033
Interest Rate:	6.820% per annum on the Outstanding Principal Amount from and including the Issue Date to but excluding the Maturity Date
Re-offer Price:	100.000%
Benchmark 10-Year Treasury:	UST 3.875% due August 15, 2033

Benchmark 10-Year Treasury Price and Yield:	95-05+ / 4.490%
Re-offer Spread:	+ 233 basis points
Re-offer Yield:	6.820%
Fees:	40 basis points
All-in Price:	99.600%
Interest Payment Dates:	Payable semi-annually in arrears on May 17 and November 17 of each year, commencing May 17, 2024, subject to the Business Day Convention and certain solvency conditions described in the Preliminary Prospectus Supplement, dated November 8, 2023.
Day Count Convention:	30/360, unadjusted
Net Proceeds:	US$747,000,000
Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York or London, United Kingdom are authorized or obligated by law or executive order to close
Business Day Convention:	Any payment of principal or interest required to be made on an Interest Payment Date that is not a Business Day, will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date, to the date of payment or redemption on the next succeeding Business Day
Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter
Ranking and Status of the Subordinated Notes:	The notes will be the Issuer’s direct, unsecured, and subordinated obligations. In the event of a Winding-Up, to the extent the notes have not previously been Converted or Written-off (or that have been partially Converted or Written-off), the notes would:
(i) be subordinate to, and rank junior in right of payment to, the obligations of Westpac to Senior Creditors, and certain debts required to be preferred by law, and all such obligations to Senior Creditors and debts required to be preferred by law shall be entitled to be paid in full before any payment shall be paid on account of any sums payable in respect of the notes;
(ii) rank equally with obligations of Westpac to the holders of Subordinated Debt Securities that have not been Converted or Written-off (or that have been partially Converted or Written-off), and the obligations of Westpac to holders of Equal Ranking Instruments; and
(iii) rank prior to, and senior in right of payment to the obligations of Westpac to holders of Ordinary Shares, and other Junior Ranking Capital Instruments.

For a description of debts preferred by law, see “Description of the Subordinated Debt Securities—Ranking” in the Prospectus.

However, it is unlikely a Winding-Up will occur without a Non-Viability Trigger Event having occurred first and the notes being Converted or Written-off. In that event:

•       if the notes have Converted into Ordinary Shares, holders will rank equally with existing holders of Ordinary Shares; and

•       if the notes are Written-off, all rights in relation to the notes will be terminated, and holders will not have their Outstanding Principal Amount repaid or receive any outstanding interest or accrued interest, or have the right to have the notes Converted into Ordinary Shares. In such an event, a holder’s investment in the notes will lose all of its value and such holder will not receive any compensation.

Redemption for Specified Australian Taxation or Regulation Events:	The Issuer may redeem all, but not less than all, of the notes if specified events occur involving Australian taxation or regulation as described under “Description of the Notes” in the Preliminary Prospectus Supplement and under “Description of the Subordinated Debt Securities—Redemption of Subordinated Debt Securities—Redemption for Taxation Reasons” in the Prospectus, at a redemption price equal to the Outstanding Principal Amount. In addition, we will pay to the holders of the notes redeemed in these circumstances accrued but unpaid interest to, but excluding, the date of redemption. Redemption is subject to the prior written approval of APRA (which may or may not be given and Holders should not expect that APRA’s prior written approval will be given for any redemption of the notes if requested by the Issuer). Any redemption of the notes does not imply or indicate that we will in future exercise any right we may have to redeem any other outstanding regulatory capital instruments issued by us. Any such redemption would also be subject to APRA’s prior written approval (which may or may not be given).
Solvency Condition:	Prior to a Winding-Up, all of the Issuer’s obligations to make payments in respect of the notes are subject to it being Solvent. If the Issuer is not Solvent, no payment will be made in respect of the notes. The Issuer’s failure to pay in such circumstances will not be an event of default and any unpaid Outstanding Principal Amount will accrue interest and interest not paid will accumulate with compounding until it is paid and will be payable on the first Business Day on which the Issuer is Solvent.
Conversion Upon the Occurrence of a Non-Viability Trigger Event:	Upon the occurrence of a Non-Viability Trigger Event, the Issuer must Convert (or Write-off, if Conversion does not occur within five ASX Business Days after the Non-Viability Trigger Event Date) all or some notes (or the percentage of the Outstanding Principal Amount of each note). On the Non-Viability Trigger Event Date, the Issuer will allot and issue to each holder of notes the Conversion Number of Ordinary Shares for each note (subject always to the Conversion Number being no greater than the Maximum Conversion Number).

Conversion Number means:

Conversion Number for each note	= Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the calculation date shall be the Non-Viability Trigger Event Date)
P x VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Subordinated Debt Securities-Additional Provisions” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Subordinated Debt Securities-Additional Provisions” in the Prospectus.

P means 0.99

VWAP means the VWAP during the VWAP Period, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities-Additional Provisions” in the Prospectus.

Maximum Conversion Number means a number calculated according to the following formula:

Maximum Conversion Number for each note	=	Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the Calculation Date shall be the ASX Business Day prior to the Issue Date of the notes)
0.20 x Issue Date VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

Issue Date VWAP means the VWAP during the period of 20 ASX Business Days on which trading in Ordinary Shares took place immediately preceding but not including the Issue Date, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

If any notes are Converted following a Non-Viability Trigger Event, it is likely that the Maximum Conversion Number will apply and limit the number of Ordinary Shares to be issued. In this case, the value of the Ordinary Shares received is likely to be significantly less than Outstanding Principal Amount of those notes. The Australian Dollar may depreciate in value against the U.S. dollar by the time of Conversion. In that case, the Maximum Conversion Number is more likely to apply. Depending on a holders’ circumstances, a holder may receive Ordinary Shares or the proceeds from the sale thereof. See Section 3.10 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

If Conversion of the notes (or the percentage of the Outstanding Principal Amount of the notes) does not occur for any reason within five ASX Business Days after the Non-Viability Trigger Event Date, the notes (or the percentage of the Outstanding Principal Amount of the notes to be Converted) will be Written-off and the holders’ rights in relation to the notes (including with respect to payments of interest or accrued but unpaid interest, and the repayment of Outstanding Principal Amount and, upon Conversion, the receipt of Ordinary Shares issued in respect of such notes) will be immediately and irrevocably Written-off and terminated with effect on and from the Non-Viability Trigger Event Date and it is likely that Holders will be worse off than holders of Ordinary Shares, as described in Section 2.3 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.
Governing Law:	The subordinated indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of law principles, except that the Non-Viability Trigger Event, Write-off, Conversion and subordination provisions will be governed by, and construed in accordance with, the laws of the State of New South Wales, Commonwealth of Australia
Calculation Agent:	The Bank of New York Mellon
CUSIP:	961214FP3
ISIN:	US961214FP35
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Westpac Banking Corporation

Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. ICBC Standard Bank Plc ING Financial Markets LLC Scotia Capital (USA) Inc.
Defined Terms:	Capitalized terms not defined in this term sheet have the meaning given in the Preliminary Prospectus Supplement and the Prospectus.
Concurrent Offerings:	The Issuer expects to issue and sell on the Issue Date US$1,000,000,000 aggregate principal amount of 5.512% Notes due 2025, US$500,000,000 aggregate principal amount of Floating Rate Notes due 2025 and US$1,250,000,000 aggregate principal amount of 5.535% Notes due 2028.

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 8, 2023 and Prospectus dated November 3, 2021)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, withdrawal or suspension at any time.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Westpac Banking Corporation at 1-212-389-1269.